FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the 23rd day of December, 2005

Commission File No.            33-52214

Norbord Inc.
(Translation of registrant's name into English)

Suite 600, 1 Toronto Street, Toronto, Ontario Canada M5C 2W4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _______      Form 40-F       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES _____ NO ______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3173

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norbord Inc.
(Registrant)
Date: December 23rd, 2005

Lynne Taylor
Assistant Corporate Secretary

Form 6K Continued...

Exhibits

99.1         Press Release announcing Small Shareholder Sell Program

NEWS RELEASE

For immediate release

NORBORD INC. INITIATES SMALL SHAREHOLDER SELLING PROGRAM

TORONTO, ON (December 23, 2005) - Norbord Inc. today announced that it has initiated a small shareholder selling program. The program is for registered or beneficial holders of 99 or fewer Common Shares of the Corporation as of December 22, 2005. The program will begin on December 29, 2005 and expire on February 28, 2006, unless extended.

The program will give holders of 99 or fewer Common Shares the opportunity to sell all of their Common Shares without incurring brokerage charges. Shareholders wishing to participate in the program must sell all of their Common Shares. The Corporation shall arrange for orders received pursuant to the program to be sent to a participating organization of The Toronto Stock Exchange (the "Broker") for execution immediately after clearance of such orders for trading. Orders received and cleared for execution shall be placed with the Broker no later than 12:00 p.m. on the next business day for execution by the TSX. Orders may be aggregated, but not netted, by the Corporation or the Broker. The price received by shareholders for their Common Shares will be the average price received on all orders placed with the Broker for execution on a given day, regardless of when any individual orders are executed on that day.

The Board of Directors of the Corporation makes no recommendation as to whether any particular shareholder should sell pursuant to the program. The program is entirely voluntary and shareholders are advised to contact their broker or other financial adviser as to the suitability of participating.

Additional information concerning this program can be obtained by contacting the Company's transfer agent - CIBC Mellon Trust Company by telephone at 416.643.5500 or toll-free at 1.800.387.0825, or through e-mail to inquiries@cibcmellon.com.

Norbord Inc. is an international producer of wood-based panels with assets of $1.3 billion. We employ approximately 2,900 people at 16 plant locations in the United States, Europe and Canada. We are one of the world's largest producers of oriented strand board (OSB). In addition to OSB, we manufacture particleboard, medium density fiberboard (MDF), hardwood plywood, I-joists and related value-added products. Norbord is a publicly traded company listed on the Toronto Stock Exchange under the symbol NBD.

-end-

Contact:

Lynne Taylor
Assistant Corporate Secretary
(416) 643-8830
lynne.taylor@norbord.com	Norbord Inc.	Telephone Number:
	Suite 600	(416) 365-0705
	1 Toronto Street	Fax (416) 365-3292
	Toronto, Ontario	www.norbord.com
M5C 2W4